January 5, 2011

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

      Re: The Cushing MLP Income Fund
              File Nos. 333-170869 and 811-22499

Dear Mr. Hoffman:

On November 29, 2010, you filed a registration statement on Form N-2 for The Cushing MLP Income Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Cover Page

1.   The Fund's investment objective is to seek a high level of current income and capital appreciation, with an emphasis on tax-advantaged cash distributions to common shareholders. Since the only objective included in the Fund's name is "income," please revise this section to provide that the Fund's primary objective is current income. Capital appreciation may be stated as a secondary objective. Alternatively, if current income and capital appreciation are equally important objectives for the Fund, please revise the Fund's name to avoid the suggestion that current income is the Fund's primary objective.

2.   The third sentence of the first paragraph under the caption "Investment Strategy" provides a non-exclusive list of investments that would be deemed "MLP investments." Please define the term "MLP investments." *See, e.g.*, Cushing MLP Total Return Fund (SEC File No. 333-154880).

3.   The third sentence of the first paragraph under the caption "Investment Strategy" also states that "MLP investments" include "derivative instruments in which the Fund may invest that have economic characteristics of MLP securities. Please disclose how such derivatives will be counted for purposes of the Fund's policy of investing at least 80% of its net assets plus borrowings for investment purposes in MLP investments. *See* Rule 35d-1 under the Investment Company Act of 1940. In addition, inasmuch as the Fund may implement its strategy through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

4.   The first sentence of the third paragraph under the caption "Investment Strategy" states, in part, that the Fund's Advisor "seeks to build a strategically developed core

portfolio of energy infrastructure MLPs with a tactical overlay of additional MLPs to take advantage of the changing dynamics across the various MLP subsectors within the energy infrastructure sector." Please explain this aspect of the Fund's strategy in plain English. Please include a definition of the term "energy infrastructure."

5.   Footnote (3) provides that the Advisor has agreed to pay offering costs "that exceed $ per common share." Please include in footnote (3) an estimate of the following:

- the size of the offering in dollars and shares;
- the total offering costs in dollars and costs per share;
- the offering costs expected to be paid by the Advisor in dollars and costs per share; and
- the offering costs expected to be paid by the Fund in dollars and costs per share.

Please make corresponding changes to footnote (1) to the Summary of Fund Expenses on page 32 of the prospectus.

Prospectus Summary — Principal Investment Policies (Page 2)

6.   The second paragraph of this section uses the term "Managed Assets." Please define that term here.

Prospectus Summary — Other Investment Practices (Page 7)

7.   The last sentence of the paragraph captioned "Other Investment Companies" states that investments in investment companies that invest "primarily" in MLP entities will be counted for purposes of the Fund's policy of investing at least 80% of its Managed Assets in MLPs investments. First, for purposes of this policy, please define the term "primarily." Second, please disclose why they should be counted as MLPs for purposes of the Fund's policy of investing at least 80% of its assets in MLP investments. Also, disclose how they will be counted towards the 80% policy. *See* Rule 35d-1 under the Investment Company Act. Third, we note that in this section the 80% policy is stated in terms of Managed Assets. On the front cover page of the prospectus, however, the 80% policy is stated in terms of "net assets plus borrowings for investment purposes." Please revise the 80% policy in this section to be consistent with the front cover.

Summary of Fund Expenses (Page 32)

8.   Footnote (4) presents a table of the Fund's expenses assuming no leverage is used. Please reformat the table in the footnote and reduce the font so that it is not confused with the fee table that assumes use of leverage.

General Comments

9.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

10.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

11.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

12.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

13.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

14.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

15.   Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel